SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ----------------

                              SCHEDULE 14D-9/A
                             (Amendment No. 6)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ----------------------

                             COMSAT CORPORATION
                         (Name of Subject Company)

                             COMSAT CORPORATION
                    (Name of Person(s) Filing Statement)

                      Common Stock, without par value
                       (Title of Class of Securities)

                                 20564D107
                   (CUSIP Number of Class of Securities)

                           Warren Y. Zeger, Esq.
               Vice President, General Counsel and Secretary
                             COMSAT Corporation
                           6560 Rock Spring Drive
                          Bethesda, Maryland 20817
                               (301) 214-3200




Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                         With a Copy to:
                       Alan C. Myers, Esq.
             Skadden, Arps, Slate, Meagher & Flom LLP
                         919 Third Avenue
                  New York, New York  10022-3897
                          (212) 735-3000



      This Amendment No. 6 to the Solicitation/Recommendation Statement on
 Schedule 14D-9 (the "Schedule 14D-9") of COMSAT Corporation, a District of Columbia corporation (the "Company" or "COMSAT") amends and supplements the Schedule 14D-9 of the Company relating to the tender offer (the "Offer") by Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent" or "Lockheed Martin"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 25, 1998, as amended, to purchase up to 49% (less certain adjustments) of the issued and outstanding shares of common stock, without par value, of the Company (the "Shares") at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the
 Schedule 14D-9.

  ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 is hereby amended and supplemented by the addition of the following paragraphs thereto:

      On September 15, 1999, the FCC approved application of Parent to acquire up to forty-nine percent of the stock of COMSAT. The FCC action fulfills a major regulatory requirement necessary to conclude the Offer.

      On September 16, 1999, the FCC authorized satellite users to directly access INTELSAT, an action that would end COMSAT's role as the exclusive U.S. provider of INTELSAT capacity. The FCC action would also require users to pay COMSAT a signatory surcharge no less than 5.58 percent to cover COMSAT's costs as the U.S. participant in INTELSAT. COMSAT cannot assess the full impact of direct access until it reviews the text of the FCC's report and order.

      In addition, on September 16, 1999, the Company received confirmation from the Department of Justice that it had determined not to challenge the Merger and to permit the HSR waiting period to expire without conditions. Accordingly, under the HSR Act, the parties are free to consummate the Offer at any time after 11:59 p.m. on September 16, 1999.




                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: September 17, 1999     COMSAT Corporation


                               By:  /s/Alan G. Korobov
                                    ----------------------------------
                               Name:  Alan G. Korobov
                               Title: Controller